UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

☒	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005

Or

☐	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission File Number 1-14387

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

United Rentals, Inc. Acquisition Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Rentals, Inc.

Five Greenwich Office Park

Greenwich, Connecticut 06831

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

United Rentals, Inc. Acquisition Plan

December 31, 2005 and 2004

Annual Report on Form 11-K

United Rentals, Inc. Acquisition Plan

Financial Statements

and Supplemental Schedule

December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm

To United Rentals, Inc. Benefits and Retirement Committee

We have audited the accompanying statements of net assets available for benefits of United Rentals, Inc. Acquisition Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

New York, New York

June 21, 2006

United Rentals, Inc. Acquisition Plan

Statements of Net Assets Available for Benefits

	December 31
	2005	2004
Assets:
Investments, at fair value:
United Rentals, Inc. Common Stock	$295,126	$332,386
T. Rowe Price Equity Index Trust Fund	1,267,869	1,361,839
Mutual Funds:
T. Rowe Price Spectrum Income Fund	2,117,938	2,456,476
T. Rowe Price Balanced Fund	3,180,085	2,845,447
T. Rowe Price Blue Chip Growth Fund	5,760,237	6,357,996
T. Rowe Price Dividend Growth Fund	256,544	267,251
T. Rowe Price Global Stock Fund	318,639	263,638
T. Rowe Price Growth and Income Fund	583,585	622,041
T. Rowe Price International Stock Fund	1,055,289	911,505
T. Rowe Price New Horizons Fund	887,162	737,877
T. Rowe Price Prime Reserve Fund	8,307,310	9,510,058
T. Rowe Price Retirement Income Fund	19,691	106,578
T. Rowe Price Retirement 2005 Fund	48,723	224,994
T. Rowe Price Retirement 2010 Fund	307,735	119,886
T. Rowe Price Retirement 2015 Fund	152,116	1,579
T. Rowe Price Retirement 2020 Fund	250,344	140,170
T. Rowe Price Retirement 2025 Fund	40,225	—
T. Rowe Price Retirement 2030 Fund	161,480	143,464
T. Rowe Price Retirement 2035 Fund	5,870	—
T. Rowe Price Retirement 2040 Fund	53,335	38,237
T. Rowe Price Science & Technology Fund	644,145	715,049
T. Rowe Price Small-Cap Stock Fund	1,521,257	1,476,158
T. Rowe Price Value Fund	1,222,683	1,228,605

Total investments	28,457,388	29,861,234

Participant loans	1,176,805	1,275,196

Net assets available for benefits	$29,634,193	$31,136,430

See accompanying notes.

United Rentals, Inc. Acquisition Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2005	2004
Additions:
Interest and dividend income	$848,986	$536,758
Net appreciation in fair value of investments	725,896	1,570,354
Other	—	7,665
Transfers in from various plans	—	5,744

	1,574,882	2,120,521

Deductions:
Benefits paid directly to participants	3,051,927	2,718,414
Administrative expenses	25,192	30,285

Net decrease	(1,502,237)	(628,178)

Net assets available for benefits, beginning of year	31,136,430	31,764,608

Net assets available for benefits, end of year	$29,634,193	$31,136,430

See accompanying notes.

United Rentals, Inc. Acquisition Plan

Notes to Financial Statements

December 31, 2005

1. Plan Description

The following description of the United Rentals, Inc. Acquisition Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution, discretionary profit sharing plan which was established by United Rentals, Inc. (the “Company” or “Plan Sponsor”) on April 1, 1999. An individual who was an employee of a prior employer acquired by the Company shall become a participant of the Plan on the date that their assets from the prior employer plan are transferred to the Plan. The purpose of this Plan is to hold participant accounts which accumulated during their employment with the acquired company. Participants do not contribute currently to the Plan, but instead make contributions to the United Rentals, Inc. 401(k) Investment Plan.

Contributions

A participant may contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company may contribute a discretionary amount to the Plan, which amount, if any, is determined annually. The Company did not make any contributions to the Plan in 2005 and 2004.

Participant Accounts

Each participant account is credited with the participant’s share of Company discretionary contributions, if any, assets transferred to this Plan from the participant’s prior employer plan, the participant’s share of the net earnings or losses on the investments of the assets of the Plan, distributions from the participant’s account, and any expenses or liabilities charged to the participant’s account.

Vesting

Participants in the Plan are fully vested in their accounts upon the transfer of their assets from the prior employer plan into the Plan.

United Rentals, Inc. Acquisition Plan

Notes to Financial Statements (continued)

1. Plan Description (continued)

Investment Options

All of the Plan’s investment options are fully participant directed. The Plan’s custodian is T. Rowe Price Trust Company.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years for personal loans and up to a reasonable period of time as established by the Plan administrator for the purchase of a primary residence. The loans are secured by the vested balance in the participant’s account and bear interest at a rate determined by the Plan administrator. Principal and interest are paid ratably through payroll deductions. Interest rates range from 5.50% to 10.50%. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service, death, disability or retirement a participant may receive a lump-sum amount equal to the vested value of his or her account.

Administrative Expenses

A portion of the Plan’s administrative expenses are paid by the Company. All investment related expenses, and the balance of administrative expenses, are borne by the participants.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974.

United Rentals, Inc. Acquisition Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

Investments

The Plan’s investments are stated at fair value as of the last trading date for periods presented. The fair value for common stock and mutual fund investments was measured by quoted prices in an active market. The T. Rowe Price Equity Index Trust is an underlying trust of a T. Rowe Price Common Trust Fund. The Plan’s accounting for the T. Rowe Price Equity Index Trust is based on the redemption value of the Plan’s units of participation in the T. Rowe Price Common Trust Fund. The redemption value is based on the fair market value of the underlying investments, as determined by T. Rowe Price Trust Company. Participant loans are valued at their outstanding principal balances, which approximate fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 20, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and, therefore, believes that the Plan is qualified and the related trust is tax exempt. If it were necessary, however, the Plan Sponsor has indicated that it would take the needed steps to bring the Plan’s operations into compliance with the Code.

United Rentals, Inc. Acquisition Plan

Notes to Financial Statements (continued)

4. Investments

During 2005 and 2004, the Plan’s investments (including investments purchased, sold, or held during the period) appreciated (depreciated) in fair value as follows:

	Year ended December 31
	2005	2004
United Rentals, Inc. Common Stock	$62,725	$(2,939)
T. Rowe Price Equity Index Trust Fund	61,215	137,162
T. Rowe Price Spectrum Income Fund	(56,565)	61,720
T. Rowe Price Balanced Fund	11,516	184,778
T. Rowe Price Blue Chip Growth Fund	295,594	513,933
T. Rowe Price Dividend Growth Fund	143	26,184
T. Rowe Price Global Stock Fund	55,282	32,613
T. Rowe Price Growth and Income Fund	(50,052)	22,032
T. Rowe Price International Stock Fund	129,952	99,490
T. Rowe Price New Horizons Fund	68,960	104,032
T. Rowe Price Retirement Income Fund	(580)	4,637
T. Rowe Price Retirement 2005 Fund	(2,925)	14,414
T. Rowe Price Retirement 2010 Fund	15,253	7,417
T. Rowe Price Retirement 2015 Fund	8,525	96
T. Rowe Price Retirement 2020 Fund	13,436	11,815
T. Rowe Price Retirement 2025 Fund	50	—
T. Rowe Price Retirement 2030 Fund	10,977	14,808
T. Rowe Price Retirement 2035 Fund	164	—
T. Rowe Price Retirement 2040 Fund	2,641	3,965
T. Rowe Price Science & Technology Fund	13,834	1,382
T. Rowe Price Small-Cap Stock Fund	54,188	177,536
T. Rowe Price Value Fund	31,563	155,279

	$725,896	$1,570,354

United Rentals, Inc. Acquisition Plan

Notes to Financial Statements (continued)

5. Contingencies

In August 2004, the Company received notice from the SEC that it was conducting a non-public, fact-finding inquiry of the Company. The SEC inquiry appears to relate to a broad range of the Company’s accounting practices and is not confined to a specific period. In March 2005, the Company’s Board of Directors formed a Special Committee of independent directors to review matters related to the SEC inquiry. The Company’s Board of Directors received and acted upon findings of the Special Committee in January 2006. The SEC inquiry, the actions that the Company took with respect to the Special Committee’s findings, and actions that the Company took with respect to certain other accounting matters, including the restatement of previously issued consolidated financial statements for 2003 and 2002, are discussed in further detail in Notes 3 and 17 to the Company’s annual report on Form 10-K for 2005 (the “2005 Form 10-K”) and also summarized in the Company’s press release and related report on Form 8-K dated January 26, 2006. The SEC inquiry is ongoing and the Company is continuing to cooperate fully with the SEC.

Following the Company’s announcement of the SEC inquiry, a number of purported class action lawsuits were filed against the Company, as well as a variety of actions filed by alleged shareholders purporting to sue the Company derivatively, which matters are discussed in further detail in Note 17 of the 2005 Form 10-K. Following the Company’s filing of the 2005 Form 10-K, amended complaints in these actions have been filed that, among other things, add allegations relating to the conclusions of the Special Committee and the other matters disclosed in the 2005 Form 10-K, as well as, in the case of the class actions (which have been consolidated), expand the purported class period.

At December 31, 2005 and December 31, 2004, the Plan had $295,126 or 1.0%, and $332,386 or 1.1%, respectively, of its total investments in the United Rentals, Inc. Common Stock.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

United Rentals, Inc. Acquisition Plan

EIN# 06-1493538 Plan# 002

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Shares/ Units	Current Value as of December 31, 2005
T. Rowe Price Trust Company*	Spectrum Income Fund	179,639	$2,117,938
	Balanced Fund	160,854	3,180,085
	Blue Chip Growth Fund	176,262	5,760,237
	Dividend Growth Fund	11,262	256,544
	Global Stock Fund	16,450	318,639
	Growth and Income Fund	28,302	583,585
	International Stock Fund	71,352	1,055,289
	New Horizons Fund	27,951	887,162
	Prime Reserve Fund	8,307,310	8,307,310
	Science & Technology Fund	32,915	644,145
	Small-Cap Stock Fund	46,366	1,521,257
	Value Fund	52,296	1,222,683
	Equity Index Trust Fund	35,405	1,267,869
	Retirement Income Fund	1,580	19,691
	Retirement 2005 Fund	4,482	48,723
	Retirement 2010 Fund	21,121	307,735
	Retirement 2015 Fund	13,558	152,116
	Retirement 2020 Fund	16,017	250,344
	Retirement 2025 Fund	3,507	40,225
	Retirement 2030 Fund	9,793	161,480
	Retirement 2035 Fund	505	5,870
	Retirement 2040 Fund	3,219	53,335
United Rentals, Inc.*	United Rentals, Inc. Common Stock	12,618	295,126

			28,457,388

Participant loans*	With interest rates ranging from 5.5% to 10.5%; maturities range from 7 months to 30 years		1,176,805

			$29,634,193

*	Indicates party-in-interest to the Plan.

Note:	The “Cost” column is not applicable because all of the Plan’s investment programs are fully participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNITED RENTALS, INC.
ACQUISITION PLAN

By:	/s/ Raymond J. Alletto
Name:	Raymond J. Alletto
Title:	Plan Administrator

June 29, 2006

EXHIBIT INDEX

Exhibit Number	Exhibit Description
23	Consent of Independent Registered Public Accounting Firm